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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                  Warner Insurance Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 934467 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Kathryn Pietrowiak, Esquire, CIGNA Corporation, S-215, 900 Cottage Grove Road, Hartford, CT, 06152-2215, Tel: 203-726-8908, with a copy to Steven N. Haas, Esquire, Cozen and O'Connor, 1900 Market Street, Philadelphia, PA 19103,
Tel: 215-665-4171
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 1, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 934467 10 1                                         PAGE 2 OF 15 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    CIGNA Corporation
    Tax I.D. #: 06-1059331


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       Other - 00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            3,657,797
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     3,657,797
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,657,797
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.14%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 934467 10 1                                         PAGE 3 OF 15 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Atlantic Employers Insurance Company
    Tax I.D. #23-2173820


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       Other - 00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    NEW JERSEY
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES             -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            3,657,797
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                      -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     3,657,797
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,657,797
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.14%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                     IC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 934467 10 1            Schedule 13D               Page 4 of 15 Pages



Item 1           Security and Issuer

                          This statement relates to shares of Common Stock, par
                 value $.01 per share (the "Shares"), of Warner Insurance Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 17-01 Pollitt Drive, Fair Lawn, NJ 07410.

Item 2           Identity and Background

(a)-(c)                   This statement is being filed by Atlantic Employers
                 Insurance Company, a New Jersey corporation ("Atlantic"), and CIGNA Corporation, a Delaware corporation ("CIGNA"). CIGNA is deemed to beneficially own the Shares which are the subject of this statement because it is the ultimate parent corporation of Atlantic. The principal business address of Atlantic is Two Liberty Place, 1601 Chestnut Street, Philadelphia, PA 19192. The principal business address of CIGNA is One Liberty Place, 1650 Market Street, Philadelphia, PA 19192. The present principal business of Atlantic is to transact property and casualty insurance. The present principal business of CIGNA is to act as a holding company for various subsidiaries which provide insurance, healthcare and financial services.

                          The directors and executive officers of Atlantic are
                 as follows:

                          Name                                       Position
                          ----                                       --------
                 Barry L. Adams                             Vice President, Assistant Treasurer

                 Harold W. Albert                           Director

                 Paul Bergsteinsson                         Vice President, Assistant Treasurer

                 Marcy F. Blender                           Vice President, Treasurer

                 Robert W. Burgess                          Director

                 Michael J. Daly                            Vice President

                 Darrell L. DeMoss                          Vice President

                 Robert H. Dowe                             Vice President


CUSIP NO. 934467 10 1            Schedule 13D               Page 5 of 15 Pages


                 Name                                               Position
                 ----                                               --------
                 Richard C. Franklin                        President, Chief Underwriting Officer, Director

                 Michael E. Grady                           Vice President

                 Sharon I. Helldorfer                       Vice President

                 Richard A. Hinckely, Jr.                   Vice President

                 Robert P. Irvan                            Director, Vice President,
                                                            Chief Financial Officer, Chief Actuary

                 Gerald A. Isom                             Chairman of the Board, Director

                 Dennis P. Kane                             Director, Vice President

                 Mac D. Livingston                          Vice President

                 John A. Murphy, Jr.                        Director, Vice President, Chief Counsel

                 William Palgutt                            Director

                 Jane E. Pell                               Vice President

                 Geraldine F. Prusko                        Director, Vice President

                 Arthur C. Reeds, III                       Director

                 James A. Sears                             Vice President, Controller

                 Joseph Stagliano                           Vice President, Assistant Controller

                 Richard W. Wratten                         Director

                          The principal business address of Messrs. Albert,
                 Burgess and Reeds is c/o CIGNA Corporation, 900 Cottage Grove Road, Hartford, CT 06152. The principal business address of each of the other above-listed persons is c/o Atlantic, Two Liberty Place, 1601 Chestnut Street, Philadelphia, PA 19192. The present principal occupation of each of the above-named individuals is fulfilling his or her duties in a

CUSIP NO. 934467 10 1            Schedule 13D               Page 6 of 15 Pages


                 management position on behalf of CIGNA or one or more of its wholly-owned affiliates.

                          The directors and executive officers of CIGNA are as
                 follows:

                 Name                                       Position
                 ----                                       --------
                 Robert P. Bauman                           Director

                 Robert H. Campbell                         Director

                 Alfred C. DeCrane                          Director

                 James F. English, Jr.                      Director

                 Bernard M. Fox                             Director

                 H. Edward Hanway                           President, CIGNA Healthcare

                 Gerald A. Isom                             President, CIGNA Property & Casualty

                 Frank S. Jones                             Director

                 Thomas C. Jones                            President, CIGNA Individual Insurance

                 Gerald D. Laubach, Ph.D.                   Director

                 John K. Leonard                            President, CIGNA Group Insurance-Life Accident Disability

                 Donald M. Levinson                         Executive Vice President, Human Resources

                 Marilyn W. Lewis                           Director

                 Francine M. Newman                         President, CIGNA Reinsurance-Life Accident Health

                 Byron D. Oliver                            President, CIGNA Retirement & Investment Services

                 Paul F. Oreffice                           Director

CUSIP NO. 934467 10 1            Schedule 13D               Page 7 of 15 Pages


                 Name                                       Position
                 ----                                       --------
                 Arthur C. Reeds                            President, CIGNA Investment Management

                 Kingsley Schubert                          President, CIGNA International

                 Charles R. Shoemate                        Director

                 James G. Stewart                           Executive Vice President, Chief Financial Officer

                 Louis W. Sullivan, M.D.                    Director

                 Wilson H. Taylor                           Chairman of the Board, Chief Executive Officer, Director

                 Thomas J. Wagner                           Executive Vice President, General Counsel

                 Carol Cox Wait                             Director

                 Ezra K. Zilkha                             Director

                          The principal business address of Mr. Oliver is CIGNA
                 Corporation, Metro Center, 350 Church Street, P.O. Box 2975, Hartford, CT 06104-3120. The principal business address of Messrs. Hanway, T. Jones, and Reeds and Ms. Newman is CIGNA Corporation, 900 Cottage Grove Road, Hartford, CT 06152.
                 The principal business address of Messrs. Isom, Leonard and Schubert is c/o CIGNA Corporation, Two Liberty Place, 1601 Chestnut Street, Philadelphia, PA 19192. The principal business address of each of the other above-listed persons is c/o CIGNA Corporation, One Liberty Place, 1650 Market Street, Philadelphia, PA 19192.

                          The present principal occupation of each of Messrs.
                 Hanway, Isom, T. Jones, Leonard, Levinson, Oliver, Reeds, Schubert, Stewart, Taylor, Wagner and Ms. Newman is fulfilling his or her respective duties as an officer and/or director of CIGNA.

                          Mr. Bauman presently is the Non-Executive Chairman
                 of British Aerospace plc.

                          Mr. Campbell presently is the Chairman, President
                 and Chief Executive Officer of Sun Company, Inc.

CUSIP NO. 934467 10 1            Schedule 13D               Page 8 of 15 Pages


                  Mr. DeCrane presently is the Chairman of the Board and Chief Executive Officer of Texaco, Inc.

                  Mr. English presently is President Emeritus, Trinity
         College.

                  Mr. Fox presently is the President and Chief Executive Officer of Northeast Utilities.

                  Mr. F. Jones presently is Ford Professor Emeritus of Urban Affairs at the Massachusetts Institute of Technology.

                  Dr. Laubach is a retired President of Pfizer, Inc.

                  Ms. Lewis presently is the Chairman of American Water Works Company.

                  Mr. Oreffice is a retired Chairman of the Board of The Dow Chemical Company.

                  Mr. Shoemate presently is the Chairman, President and Chief Executive Officer of CPC International, Inc.

                  Dr. Sullivan presently is the President of Morehouse School of Medicine.

                  Ms. Cox Wait presently is the President of the Committee for a Responsible Federal Budget.

                  Mr. Zilkha presently is President of Zilkha & Sons,
         Inc.

(d) During the last five years, none of Atlantic, CIGNA or any of their respective directors or executive officers referred to above (collectively the "Management") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Atlantic, CIGNA or any of the Management has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he/she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO. 934467 10 1            Schedule 13D               Page 9 of 15 Pages


(f) All of the natural persons listed above are citizens of the United States.

Item 3   Source and Amount of Funds or Other Consideration

                 Atlantic acquired beneficial ownership of 3,657,797 Shares, including 1,181,250 Shares issuable upon the exercise of a Common Stock Purchase Warrant exercisable within 60 days (the "Warrant), as a result of the restructuring of the Issuer (the "Transaction") pursuant to the terms of a Restructuring Agreement dated March 1, 1996 among the Issuer, Atlantic, Pacific Employers Insurance Company ("Pacific"), Electric Insurance Company ("Electric"), The Robert Plan Corporation ("RPC"), Material Damage Adjustment Corporation ("MDAC"), Lion National Insurance Company ("Lion"), and National Consumer Insurance Company ("NCIC") (the "Restructuring Agreement"). A copy of the Restructuring Agreement and Warrant are attached hereto as Exhibits 1 and 2, respectively. Pacific also is an indirect wholly-owned subsidiary of CIGNA, but is not deemed a beneficial owner of Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act").

                 The Transaction was effectuated to improve the Issuer's financial position and to permit the Issuer to focus on the business of its wholly-owned subsidiary, COVER-ALL Systems, Inc. ("COVER-ALL"), which develops software products for the property and casualty insurance industry. As reported in the Issuer's Forms 10-Q for the Quarters June 30 and September 30, 1995, the Issuer encountered financial difficulties resulting from, among other things: (i) litigation between the Issuer and MDAC; (ii) litigation between the Issuer and NCIC, Lion and RPC; (iii) litigation between the Issuer and a former officer of the Issuer, who also was an officer and director of COVER-ALL; (iv) operational losses suffered by its insurance services group ("ISG"); and (v) operational losses suffered by COVER-ALL.

                 Prior to the Transaction, the Issuer, through its ISG, provided services to the automobile insurance industry including, among other services, underwriting, data processing and claims and policy administration. The Issuer provided those services to Atlantic and Pacific in support of their respective automobile insurance businesses in New Jersey in accordance with

CUSIP NO. 934467 10 1            Schedule 13D              Page 10 of 15 Pages


         the terms of a Service Agreement dated April 25, 1991 (the "Service Agreement").

                 Pursuant to the Service Agreement, the Issuer was obligated to provide to Atlantic and Pacific, among other services, claims and policy administration, and was subject to certain loss ratio incentives and penalties. As of the closing of the Transaction, the Issuer was, or was estimated to become, indebted to Atlantic and Pacific for amounts in excess of $15,000,000 for the value of pre-paid services and contingent loss ratio fees over the remainder of the term of the Service Agreement.


                 Through the Transaction, the Issuer was restructured principally as follows: (i) the Issuer sold the assets related to the ISG to MDA Services, Inc.; (ii) Atlantic and the other ISG customers, including Pacific, terminated their respective service agreements with the Issuer and released the Issuer from liability thereunder; and
         (iii) the Issuer settled its litigation with MDAC, RPC, Lion and NCIC.


                 Specifically, under the Restructuring Agreement, Atlantic and Pacific terminated the Service Agreement and released the Issuer from future liability thereunder, in consideration for which the Issuer issued to Atlantic 2,476,547 Shares (the "Settlement Shares"), the Warrant to purchase an additional 1,181,250 Shares (the "Warrant Shares"), and $675,000 in cash. In addition, Atlantic was granted the right (together with the other parties to the Restructuring Agreement to whom Shares also were issued) to designate one member to the Issuer's Board of Directors. The Settlement Shares and the Warrant Shares carry certain registration rights as more specifically set forth in the Restructuring Agreement.

                 Subject to the terms of the Warrant, Atlantic is entitled to purchase the Warrant Shares at any time on or before February 28, 2001 for an exercise price of $2.00 per Warrant Share, subject to adjustment upon the occurrence of certain events to prevent dilution.

                 Other than the Settlement Shares and the Warrant, none of Atlantic, CIGNA or any of the Management is the beneficial owner of any Shares.

Item 4   Purpose of Transaction

                 The information set forth under Item 3 is incorporated herein by reference.

CUSIP NO. 934467 10 1            Schedule 13D              Page 11 of 15 Pages



                 Pursuant to the Restructuring Agreement, Atlantic has agreed that, for the period ending February 28, 1998, it will not, without the Issuer's consent, initiate or otherwise participate in any activity in a manner the intent of which would require it to file with the Securities and Exchange Commission (the "Commission") a Schedule 13D, either individually or as a member of a group, to report the occurrence of any of the events described in Item 4 of Schedule 13D; provided, that Atlantic is not prevented from (i) acquiring, or selling, securities of the Issuer in each case in the ordinary course, which would require Atlantic to amend this statement solely due to an increase or decrease in Atlantic's beneficial ownership of the Issuer's securities; (ii) voting its Shares on any matter as it determines in its sole discretion; or (iii) tendering its Shares in connection with any tender, exchange or similar offer made by a third party.

(a) The Warrant evidences Atlantic's right to purchase an additional 1,181,250 Shares. Pursuant to the Restructuring Agreement, the Issuer has the option to purchase 50% of the Settlement Shares at the price specified in the Restructuring Agreement and to purchase 50% of the Warrant at a cash price of $1.00 per Warrant Share represented thereby, for a period of six months, which expires on August 31, 1996. Except as described herein, none of Atlantic, CIGNA or any of the Management presently has plans or proposals to either acquire additional Shares or other securities of the Issuer or to dispose of any Shares. Atlantic will evaluate its investment in the Shares on a continuing basis, and depending upon certain factors, including general economic and financial conditions, may in the future decide to dispose of all or a portion of its holdings of the Shares. For internal management and asset control purposes of CIGNA, the Shares held by Atlantic may be transferred from Atlantic to another subsidiary or indirect subsidiary of CIGNA. In addition, Atlantic or other affiliates of CIGNA may purchase additional Shares.

(b) None of Atlantic, CIGNA or any of the Management presently has any plans or proposals which would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer.

CUSIP NO. 934467 10 1            Schedule 13D              Page 12 of 15 Pages


(c) None of Atlantic, CIGNA or any of the Management presently has any plans which would result in a sale or transfer of a material amount of assets of the Issuer.

(d) Other than having the right to designate one member to the Issuer's Board of Directors pursuant to Section 7.1 of the Restructuring Agreement and as described in Item 3, none of Atlantic, CIGNA or any of the Management presently intends to effectuate a change in the composition of the Board of Directors or management of the Issuer.

(e) None of Atlantic, CIGNA or any of the Management presently has any plans or proposals which would result in any material change in the present capitalization or dividend policy of the Issuer.

(f) None of Atlantic, CIGNA or any of the Management presently intends to effectuate changes in the Issuer's business or corporate structure.

(g) None of Atlantic, CIGNA or any of the Management presently has any plans or proposals which would result in any changes in the Issuer's Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Issuer by any person.

(h) On or about March 4, 1996, the Issuer was de-listed from the New York Stock Exchange (the "NYSE") for failing to meet the NYSE's criteria for net tangible assets and three year average net income. None of Atlantic, CIGNA or any of the Management participated in, planned or proposed the de-listing of the Shares from the NYSE. None of Atlantic, CIGNA or any of the Management presently has any plans or proposals which would result in causing a class of securities of the Issuer to be de-listed from any other national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) None of Atlantic, CIGNA or any of the Management presently has any plans or proposals which would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

CUSIP NO. 934467 10 1            Schedule 13D              Page 13 of 15 Pages


(j) Except as set forth above, none of Atlantic, CIGNA or any of the Management presently has any other plans or proposals which would result in any action similar to those enumerated in (a) - (i) above.

Item 5   Interest in Securities of the Issuer

(a) As a result of the Transaction and as of the date hereof, Atlantic is deemed to beneficially own 3,657,797 Shares (including the 1,181,250 Warrant Shares). Pursuant to the Transaction, as of March 1, 1996, there were 12,998,355 Shares outstanding. Thus, Atlantic is deemed to beneficially own 28.14% of the outstanding Shares (including the Warrant Shares).

                 As a result of the Transaction and as of the date hereof, CIGNA, solely by reason of its capacity as the ultimate corporate parent of Atlantic, is deemed to beneficially own 3,657,797 Shares (including the 1,181,250 Warrant Shares). Pursuant to the Transaction, as of March 1, 1996, there are 12,998,355 Shares outstanding. Thus, CIGNA, solely by reason of its capacity as the ultimate corporate parent of Atlantic, is deemed to beneficially own 28.14% of the outstanding Shares (including the 1,181,250 Warrant
         Shares).   This ownership interest is the same as, and not in addition to, the ownership interest of Atlantic described above.

(b) Atlantic, has the power to vote or to direct the vote of, dispose or direct the disposition of, all of the Shares it beneficially owns (including the 1,181,250 Warrant Shares). CIGNA, through its indirect ownership of Atlantic, may be deemed to have shared power to vote or to direct the vote of, and dispose or direct the disposition of, all of the Shares beneficially owned by Atlantic (including the 1,181,250 Warrant Shares).

(c)-(e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

                 The information set forth under Item 3 is incorporated herein by reference.

                 Pursuant to the Restructuring Agreement, Atlantic has granted the Issuer a right of first refusal in the

CUSIP NO. 934467 10 1            Schedule 13D              Page 14 of 15 Pages



         event that Atlantic receives a bona fide offer to purchase 35% or more of the Settlement Shares. The right of first refusal will require the Issuer to meet the same terms and conditions, including purchase price, as contained in the bona fide offer. In addition, the Issuer has the option to purchase 50% of the Settlement Shares issued to Atlantic at the price specified in the Restructuring Agreement and to purchase 50% of the Warrant at a cash price of $1.00 per Warrant Share represented thereby, for a period of six months, which expires on August 31, 1996.

Item 7   Materials to be Filed as Exhibits

         Exhibit 1 -              The Restructuring Agreement dated March 1,
                                  1996 among Warner Insurance Services, Inc.,
                                  Atlantic Employers Insurance Company, Pacific
                                  Employers Insurance Company, Electric
                                  Insurance Company, The Robert Plan
                                  Corporation, Material Damage Adjustment
                                  Corporation, Lion National Insurance Company, and National Consumer Insurance Company

         Exhibit 2 -              The Warrant to Purchase Common Stock of
                                  Warner Insurance Services, Inc.

         Exhibit 3 -              The Joint Filing Agreement between CIGNA
                                  Corporation and Atlantic Employers Insurance
                                  Company dated March 11, 1996.

CUSIP NO. 934467 10 1            Schedule 13D              Page 15 of 15 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information with respect to me set forth in this statement is true, complete and correct.

                              CIGNA CORPORATION


                              By: /s/ Carol J. Ward
                                 --------------------------------------
                                 Name: Carol J. Ward
                                 Title Corporate Secretary


                              ATLANTIC EMPLOYERS INSURANCE COMPANY


                              By: /s/ Richard A. Hinckley, Jr.
                                 --------------------------------------
                                 Name: Richard A. Hinckley, Jr.
                                 Title Vice President





Dated:  March 11, 1996